Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264242

261,858 Units (each Unit contains One Share of Common Stock and One
Common Warrant to Purchase One Share of Common Stock)

64,286 Pre-funded Units (each Pre-funded Unit contains One Pre-funded Warrant to Purchase
One Share of Common Stock and One Common Warrant to Purchase One Share of Common Stock)

326,143 Shares of Common Stock Underlying the Common Warrants and

64,286 Shares of Common Stock Underlying the Pre-funded Warrants

PROSPECTUS SUPPLEMENT NO. 1

DATED MARCH 20, 2023

(To Prospectus Dated October 25, 2022)

This Prospectus Supplement No. 1, dated March 15, 2023 (“Supplement No. 1”), filed by ThermoGenesis Holdings, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated October 25, 2022 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-1 Registration Statement declared effective by the Securities and Exchange Commission on October 25, 2022. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to offering of 261,858 units, each unit consisting of one share of our common stock and one common warrant (the “Common Warrants”) to purchase one share of our common stock (together with the shares of common stock underlying such Common Warrants) and 64,286 pre-funded units to purchasers whose purchase of units in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding common stock immediately following the consummation of the offering (each pre-funded unit consisting of one pre-funded warrant to purchase one share of our common stock and one Common Warrant to purchase one share of our common stock) in lieu of units that would otherwise result in a purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock (or at the election of the purchaser, 9.99%). All values herein have been adjusted to reflect the one-for-forty-five reverse stock split completed by the Company on December 22, 2022.

On March 15, 2023, the Company entered into a Warrant Amendment Agreement with the holder of 158,731 of the Common Warrants (the “Amendment”) whereby the Company agreed to amend the 158,731 Common Warrants (the “Amended Warrants”) to reduce the exercise price of the Amended Warrants to $2.65 per share. The Amendment became effective on March 20, 2023.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the exercise price of the Amended Warrants from $6.30 per share of common stock to $2.65 per share of common stock in accordance with the terms of the Amendment. Following the Amendment, if all of the warrants are exercised for cash, we would receive gross proceeds of approximately $1.5 million. We cannot predict when or if these Common Warrants will be exercised. It is possible that these Common Warrants may expire and may never be exercised.

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The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Company’s common stock is traded on the Nasdaq Capital Market under the symbol “THMO.” On March 15, 2023, the closing sale price of the Company’s common stock was $4.19 per share.

Investing in the Company’s securities involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is March 20, 2023

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